

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

Via E-mail
Mr. Stephen R. Crim
President
American Safety Insurance Holdings, Ltd.
31 Queen Street 2nd Floor
Hamilton, Bermuda HM 11

  Re: **American Safety Insurance Holdings, Ltd.**
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed March 15, 2012
    File No. 001-14795

Dear Mr. Crim:

  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Business
Loss and Loss Adjustment Expense Reserves, page 15

1. You provide a discussion under your ten year table on page 18 relating to the reasons for cumulative deficiencies and redundancies. Please provide proposed disclosure to be included in future periodic filings to clarify how the numbers reconcile to those in the ten year table.

Management's Discussion and Analysis of Financial Condition and Operating Results
Year Ended December 31, 2011 compared to Year Ended December 31, 2010, page 46

2. Please provide us proposed disclosure to be included in future periodic filings that explains the increase in American Safety RRG's net earnings, which amounted to $3.3 million in 2011, as compared to $557,000 of net losses in 2010 and $377,000 of net earnings in 2009.

Notes to Consolidated Financial Statements
7. Statutory Accounting, page 97

3. Please address the following by providing us proposed disclosure to be included in future periodic filings:
   - Disclose the amount of statutory capital and surplus as required by ASC 944-505-50-1a.
   - Although you disclose that you exceeded required surplus, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity's statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, clarify in the disclosure.
   - Provide, as applicable, disclosures required by ASC 944-505-3, 5 and 6.
   - Disclose the amount of statutory net income or loss for each period as required by Rule 7.03(a)(23)(c) of Regulation S-X.
   - Disclose the amount of retained earnings that is restricted or free of restriction for payment of dividends to American Safety Insurance Holdings, Ltd.'s stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.
   - Disclose the amounts of restricted net assets of subsidiaries as of December 31, 2011 or tell us how your current disclosure meets the objective of Rule 4-08(e)(3)(ii) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant